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                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940


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1.   Name and Address of Reporting Person*

     Lintzenich                       James               C.
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     (Last)                           (First)             (Middle)

     10707 Club Chase
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     (Street)

     Fishers                          Indiana              46038
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     (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     MetroBanCorp (METB)
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3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


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4.   Statement for Month/Day/Year

     01/13/2003
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5.   If Amendment, Date of Original (Month/Day/Year)


================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [ ]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by One Reporting Person
     [ ]  Form filed by More than One Reporting Person
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
================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                       6.
                                  2A.                   4.                            5.               Owner-
                         2.       Deemed    3.          Securities Acquired (A) or    Amount of        ship      7.
                         Trans-   Execution Trans-      Disposed of (D)               Securities       Form:     Nature of
                         action   Date, if  action      (Instr. 3, 4 and 5)           Beneficially     Direct    Indirect
                         Date     any       Code        ----------------------------- Following        (D) or    Beneficial
1.                       (Month/  (Month/   (Instr. 8)               (A)              Reported         Indirect  Owner-
Title of Security        Day/     Day/      ----------- Amount       or     Price     Transaction(s)   (I)       ship
(Instr. 3)               Year)    Year)     Code    V                (D)              (Instr. 3 and 4) (Instr.4) (Instr. 4)
---------------------------------------------------------------------------------------------------------------------------

Common Stock, no
par value                01/10/03           G       V   1,800        D                16,182(1)        D
---------------------------------------------------------------------------------------------------------------------------
Common Stock, no
par value                01/13/03           D           16,182       D      17.00     0(2)             D
---------------------------------------------------------------------------------------------------------------------------
Common Stock, no                                                                                                 By self as
par value                01/12/03           D           3,334(3)     D      17.00     0(2)             I         custodian
                                                                                                                 for two
                                                                                                                 minor
                                                                                                                 children
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:
(1) On February 5, 2002, MetroBanCorp declared a stock dividend of five percent (5%) per share of common stock, issuable on March 12, 2002 to shareholders of record as of the close of business on March 1, 2002. As a result, the reporting person acquired 1,014 shares of common stock of MetroBanCorp and, pursuant to anti-dilution provisions of MetroBanCorp's director stock option plan, his option for 13,489 shares of common stock became exercisable for 14,164 shares of common stock.

(2) Disposed of pursuant to a merger agreement between the issuer and First Indiana Corporation

(3) Includes the effect of a five percent dividend (5%) (see note 1)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

Table II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of Deriv- Form
                                                                                                          ative     of
                                                 5.                             7.                        Secur-    Deriv-  11.
                                                 Number of                      Title and Amount          ities     ative   Nature
                                                 Derivative   6.                of Underlying     8.      Bene-     Secur-  of
             2.                3a.       4.      Securities   Date Exer-        Securities        Price   ficially  ity:    In-
             Conver-  3.       Deemed    Trans-  Acquired (A) cisable and       (Instr. 3 and 4)  of      Owned     Direct  direct
             sion or  Trans-   Execution action  or Disposed  Expiration Date   ----------------  Deriv-  Following (D) or  Bene-
1.           Exercise action   Date, if  Code    of(D)        (Month/Day/Year)           Amount   ative   reported  In-     ficial
Title of     Price of Date     any       (Instr. (Instr. 3,   ----------------           or       Secur-  Trans-    direct  Owner-
Derivative   Deri-    (Month/  (Month/   8)      4 and 5)     Date     Expira-           Number   ity     action(s) (I)     ship
Security     vative   Day/     Day/      ------- ------------ Exer-    tion              of       (Instr. (Instr.   (Instr. (Instr.
(Instr. 3)   Security Year)    Year)     Code V  (A)   (D)    cisable  Date     Title    Shares   5)      4)        4)      4)
-----------------------------------------------------------------------------------------------------------------------------------
Option to                                                                       Common
purchase              01/13/03           D             14,164                   Stock    14,164(4)  (5)   0         D
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:
(4) Includes the effect of a five percent (5%) stock dividend (see note 1 - Table I)

(5) These options were canceled in the merger in exchange for a cash payment of $149,449.17 representing the difference between the conversion price of $17.00 per share of the Issuer's common stock (as specified in the merger agreement) and the exercise price of the options multiplied by the number of outstanding unexercised options.

/s/ James C. Lintzenich by Charles V. Turean,
    his Attorney-in-Fact                                   January 17, 2003
---------------------------------------------              ----------------
      **Signature of Reporting Person                            Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.